

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2013

<u>Via E-mail</u>
John W. Foster
Chief Executive Officer
Odyssey Pictures Corporation
2321 Coit Road, Suite E
Plano, TX75075

> **Re: Odyssey Pictures Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2012**
> **Filed October 15, 2012**
> **File No. 000-18954**

Dear Mr. Foster:

We issued comments to you on the above captioned filing on December 12, 2012. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by May 13, 2013.

If you do not respond**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donnie Field at 202-551-3680 or Loan Lauren P. Nguyen, Special Counsel, at 202-551-3642 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief